September 13, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Gentlemen:

We have read Item 4.01 of Form 8-K dated September 12, 2005, of IAS Communications, Inc. and are in agreement with the statements contained therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Yours truly,

MANNING ELLIOTT

/s/ Manning Elliott